UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CIMATRON LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share	M23798107

(Title of Class of Securities)	(CUSIP Number)

Asaf Harel, Adv.
Meitar Liquornik Geva & Leshem Brandwein Law Offices.
16 Abba Hillel Silver Rd.
Ramat-Gan 52506, Israel
+972-3-610-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. M23798107	13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,265,950
	8	SHARED VOTING POWER: 4,265,950
	9	SOLE DISPOSITIVE POWER: 4,265,950
	10	SHARED DISPOSITIVE POWER: 4,265,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,265,950
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.40% (1)
14	TYPE OF REPORTING PERSON: CO

(1)      Based on a number of 9,394,598 Ordinary Shares outstanding as of the date hereof (according to publicly available information provided by the Issuer to date), DBSI is the beneficial owner of 45.40% of the outstanding Ordinary Shares of the Company.

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CUSIP No. M23798107	13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 4,265,950
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 4,265,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,265,950
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.40%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M23798107	13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 4,265,950
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 4,265,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,265,950
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.40%
14	TYPE OF REPORTING PERSON: IN

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Item 1.	Security And Issuer.

This Schedule relates to the purchase by DBSI Investments Ltd. (“DBSI”) of 1,700,000 Ordinary Shares, par value NIS 0.10 each, of Cimatron Ltd. The name of the issuer to which this Schedule relates is Cimatron Ltd. (“Cimatron”). Its principal executive offices are located at 11 Gush Etzion Street, Givat Shmuel, Israel. This Schedule 13D relates to Cimatron’s Ordinary Shares, NIS 0.10 par value per share (the “Ordinary Shares”). The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by DBSI and any other information disclosed herein (other than descriptions of agreements and transactions to which DBSI is a party) is based on publicly available information provided by Cimatron or other third parties.

Item 2.	Identity and Background

The Reporting Persons are, DBSI Investments Ltd., Barak Dotan and Yossi Ben Shalom. DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

(1)     (a), (b) DBSI Investments Ltd., is a company established in accordance with the laws of Israel, and is located at 85 Medinat Hayehudim Street, Herzlia, 49514, Israel.

          (c)        Occupation and Employment: Not applicable.

          (f)        Citizenship: Not applicable.

The executive officers and directors of DBSI are citizens of the State of Israel. Their principal occupations and addresses are set forth below:

Name	Occupation	Address
Yossi Ben Shalom	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel
Barak Dotan	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel

The following persons may by reason of their interests in and relationships among them with respect to DBSI, be deemed to control DBSI:

(2)     (a), (b), (c), (f) Mr. Barak Dotan – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd. (“BRYN”) a company established according to the laws of Israel. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN.

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(3)     (a), (b), (c), (f) Mr. Yossi Ben Shalom – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd.

          (d)        Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)        Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons or any of the individuals identified in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        On May 11, 2008, DBSI has signed an agreement to purchase 1,700,000 Ordinary Shares of Cimatron, par value NIS 0.10 each, from Koonras Technologies Ltd. (“Koonras”), for $2.80 per share (the “Koonras Share Purchase Agreement”).

        The source of funds for the above purchase will be shareholders loan to DBSI from its shareholders and internal funds.

        For the acquisition of the shares from Zeevi Computers and Technology Ltd. (“ZCT”) (as further described in Item 5 below), DBSI received a loan from Bank Hapoalim, a loan that was guaranteed by its shareholders.

Item 4.	Purpose of Transaction.

         DBSI has acquired securities of Cimatron for investment purposes. DBSI intends to review its investment in Cimatron and may, based on such review as well as other factors (including, among other things, its evaluation of Cimatron’s business, prospects and financial condition, amounts and prices of available securities of Cimatron, the market for Cimatron’s securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Cimatron or sell securities of Cimatron, on the open market or in privately negotiated transactions. DBSI intends to nominate additional directors to the board of Cimatron, in addition to Barak Dotan and Yossi Ben Shalom. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Cimatron purchased by it.

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        Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a) (b)     DBSI is the beneficial owner of 4,265,950 Ordinary Shares of the Issuer, constituting 45.40%% of the outstanding Ordinary Shares of the Issuer. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 4,265,950 Ordinary Shares of the Issuer. DBSI holds the sole right to vote 4,265,950 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

The Ordinary Shares held by DBSI and Koonras were purchased under a Share Purchase Agreement dated January 13, 2002, pursuant to which each of DBSI and Koonras purchased 2,573,820 Ordinary Shares of Cimatron from Zeevi Computers and Technology Ltd. (“ZCT”) for an aggregate purchase price of $9,905,821, representing a per share purchase price of $1.9246938. Following such acquisition, each of DBSI and Koonras owned an aggregate of approximately 32.15% of the Ordinary Shares of Cimatron. Following the consummation of this acquisition, the composition of the board of directors and the management of Cimatron was materially changed. DBSI and Koonras also entered into an oral arrangement under which, among other things, they agreed that each would appoint half of the directors of Cimatron, not including its outside directors required to be appointed under Israeli law, and that they would vote together at Cimatron’s shareholders’ meetings. Under such arrangement, neither party was allowed to sell 25.05% or more of Cimatron’s issued and outstanding Ordinary Shares without first offering such shares to the other party. Additionally, in the event that the selling party’s offer was refused by the other party, the other party was to then have the right to participate, pro-rata, with the selling party in the sale of its shares to a third party. Following the acquisition by Cimatron of Gibbs System, Inc., in January 2008, and the issuance of 1,500,000 Ordinary Shares to the stockholders of Gibbs System as the consideration for that transaction, the holdings of each of DBSI and Koonras decreased to approximately 26% each.

As part of the Koonras Share Purchase Agreement all the arrangements between DBSI to Koonras are being terminated.

(c)     Except as detailed herein, DBSI did not effect any transaction in the securities of Cimatron in the past 60 days.

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(d)     Not applicable.

(e)     Not applicable.

Item 6.

DBSI and Koonras entered into the oral arrangement described in Item 5 of this Schedule 13D; such arrangement is to be terminated pursuant to the transaction to be effected under the Koonras Share Purchase Agreement.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are hereby incorporated by reference:

Exhibit No.	Description

1	English Translation of the Share Purchase Agreement dated May 11, 2008, between D.B.S.I. Investments Ltd. and Koonras Technologies Ltd.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

DBSI INVESTMENTS LTD.

BARAK DOTAN

YOSSI BEN SHALOM

By: /s/ DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

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